21002930

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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SEC Mail Processing Section
MAR 01 2021
Washington DC
416

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| **8-23689** |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northern Trust Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 S. LaSalle Street
(No. and Street)

| Chicago | IL | 60603 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Schwaeber 312-630-1386
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

| 200 E. Randolph Drive, Suite 5500 | Chicago | IL | 60601 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Michael Schwaeber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Northern Trust Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael Schwaeber

Signature

Chief Financial Officer

Title

Notary Public ***

This report ** contains (check at applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

*** *Based upon the Commission staff statement "Updated Division of Trading and Market Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns" (June 18, 2020) and difficulties arising from COVID-19, Northern Trust Securities, Inc.is making this filing without notarization.*

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

## Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Northern Trust Securities, Inc.:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Northern Trust Securities, Inc. (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2002.

Chicago, Illinois
February 23, 2021

**NORTHERN TRUST SECURITIES, INC.**
(A Wholly-Owned Subsidiary of Northern Trust Corporation)

Statement of Financial Condition

December 31, 2020

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 5,369,706 |
| Cash segregated under federal and other regulations | | 2,999,330 |
| Net receivable from clearing broker | | 97,950,968 |
| Securities owned, at fair value | | 538,507 |
| Other receivables | | 7,856,432 |
| Fixed assets, net of accumulated depreciation and amortization of $658,015 | | 436,104 |
| Goodwill | | 1,637,674 |
| Deferred tax assets, net | | 1,065,987 |
| Intangible asset, net | | 424,837 |
| Other assets | | 405,961 |
| Total assets | $ | 118,685,506 |
| **Liabilities and Stockholder's Equity** | | |
| Payable to employees | | 8,354,417 |
| Payable to affiliates | | 952,617 |
| Payable to customers | | 1,050,063 |
| Accounts payable, accrued expenses and other liabilities | | 2,565,662 |
| Taxes payable to Parent | | 693,250 |
| Total liabilities | | 13,616,009 |
| Stockholder's equity | | |
| Total stockholder's equity | | 105,069,497 |
| Total liabilities and stockholder's equity | $ | 118,685,506 |

The accompanying notes are an integral part of the statement of financial condition

**NORTHERN TRUST SECURITIES, INC.**
(A Wholly-Owned Subsidiary of Northern Trust Corporation)
Notes to Statement of Financial Condition
December 31, 2020

## (1) Organization and Nature of Business

Northern Trust Securities, Inc. (the Company) is registered as a broker-dealer and registered investment advisor with the Securities and Exchange Commission (the SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker-dealer and clears all transactions on a fully disclosed basis through another broker-dealer. The Company promptly transmits all customer funds and securities to such clearing broker-dealer.

The Company is a wholly-owned subsidiary of Northern Trust Corporation (the Parent). Substantially all customers of the Company are also clients of affiliated entities.

## (2) Recent Accounting Pronouncement

On January 1, 2020, the Company adopted Accounting Standards Update (ASU) No. 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" (ASU 2016-13). ASU 2016-13 significantly changed the way impairment of financial instruments is recognized by requiring immediate recognition of estimated credit losses expected to occur over the remaining life of financial instruments.

Upon adoption of ASU 2016-13, the Company established an allowance for credit losses of $111,212 with a corresponding cumulative effect adjustment to decrease retained earnings by $82,530, net of income taxes.

## (3) Summary of Significant Accounting Policies

A summary of the significant accounting policies that have been followed in preparing the accompanying financial statements is set forth below:

### *(a) Use of Estimates*

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

### *(b) Securities Owned, At Fair Value and Securities Sold, Not Yet Purchased*

The Company holds securities consisting principally of debt securities. The Company may have a liability from Securities sold, not yet purchased as a result of the normal course of business that may consist of equity, debt or option securities. Securities owned and securities sold, not yet purchased are recorded on a trade date basis and carried at fair value with gains and losses from sales of investments, as well as changes related to fair value, included in income. Fair value of securities is based on quoted prices in active markets or determined by external pricing vendors based on the extent to which the inputs are observable in the marketplace.

### *(c) Fixed Assets*

Office equipment is carried at original cost less accumulated depreciation. Software is reviewed for impairment on an annual basis or more frequently if events or changes in circumstances indicate the carrying amounts may not be recoverable.

### *(d) Goodwill and Client Relationship Asset*

Goodwill is not subject to amortization. The client relationship asset is included in intangible asset, net on the statement of financial condition. Goodwill and the client relationship asset are reviewed for impairment on an annual basis or more frequently if events or changes in circumstances indicate the carrying amounts may not be recoverable.

### *(e) Allowance for Expected Credit Losses*

In determining the allowance for credit losses, which represents management's best estimate of lifetime expected credit losses related to assets subject to credit risk and off-balance sheet credit exposure, the Company leverages the complex allowance methodology employed by the Northern Trust Corporation, adjusted for the Company's specific circumstances. Expected credit losses of financial assets with similar risk characteristics are measured on a collective basis. A financial asset would be measured individually if it does not share similar risk characteristics with other financial assets and the related allowance is determined through an individual evaluation.

Northern Trust Corporation's allowance estimation methodology is primarily based on internally developed loss data (probability of default and loss given default) specific to Northern Trust Corporation's consolidated financial asset portfolio over a historical observation period that includes both expansionary and recessionary periods. For the Company's financial assets for which no representative loss history exists, a proxy methodology is utilized, applying loss data of similar asset classes, adjusted for the appropriate contractual term. The appropriateness of the selected proxy methodology is evaluated by management on a regular basis.

Estimating expected lifetime credit losses requires the consideration of the effect of future economic conditions. The Northern Trust Corporation, and ultimately the Company, employs multiple scenarios over a reasonable and supportable period to project future conditions. For periods beyond the reasonable and supportable period, a reversion to historical loss experiences is applied.

Fee receivable resulting from revenue transactions with customers are assessed under a separate process, based on an aging schedule.

The allowance for credit losses assigned to financial assets is presented as a contra-asset within Other assets on the Statement of Financial Condition. The portion of the allowance assigned to the Company's off-balance sheet credit exposure is reported in Accounts payable, accrued expenses, and other liabilities on the Statement of Financial Condition.

The Provision for credit losses, included in Other expenses on the Statement of Income, represents the change in the allowance for credit losses and is the charge to current period earnings that is needed to maintain the allowance for credit losses at an appropriate level to absorb lifetime expected credit losses related to the financial instruments in scope. Actual losses may vary from current estimates.

### *(f) Income Taxes*

The Company is included in the consolidated federal and state income tax returns filed by the Parent.

The Company follows an asset and liability approach to account for income taxes. The objective is to recognize the amount of taxes payable or refundable for the current year, and to recognize deferred tax assets and liabilities resulting from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities. Only tax positions that are considered more-likely-than-not to be sustained are recorded in the financial statements. The measurement of tax assets and liabilities is based on enacted tax laws and applicable tax rates.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

### *(g) Translation of Foreign Currencies*

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

## (4) Contracts with Customers

A contract asset is recorded when services have been provided to the customer but the Company's right to receive payment is conditional on certain contractual terms, other than the passage of time. A contract asset is transferred to and recognized as a receivable when the right to receive payment becomes unconditional.

The following table presents contract asset balances related to soft dollar arrangements and referral services, which are included in other receivables on the statement of financial condition. Other receivables that are not contract assets are composed primarily of commissions earned on trades executed on behalf of clients.

| | | December 31, 2020 |
|---|---|---|
| Contract Liabilities | $ | 1,039,304 |
| Other Payables to Customers | | 6,388,225 |
| Total | $ | 7,856,432 |

A contract liability is recorded when payment is received for services that the Company has not yet provided. The following table presents contract liability balances related to soft dollar arrangements, which are included in payable to customers on the statement of financial condition.

| | | **December 31, 2020** |
|---|---|---|
| Contract Liabilities | $ | 1,039,304 |
| Other Payables to Customers | | 10,759 |
| Total | $ | 1,050,063 |

Other payable to customers includes amounts due to customers related to commission recapture services.

## (5) Transactions with Affiliates

The intercompany service arrangements between the Company and other companies within Northern Trust Corporation (Group) are part of a single global methodology, referred to as the global transfer pricing methodology.

Transfer pricing refers to the determination of compensation for transactions conducted between commonly controlled companies. The determination of an appropriate level of compensation is relevant for all transactions between affiliates for the provision of services and intercompany financing.

This methodology uses a residual profit split approach that allocates profit through the recognition of an entity's contribution to revenues and expenses, its function in the Group, and its assets, client relationships, and risk profile. The framework also takes into consideration that each Group service line may engage multiple affiliates to perform functions of varying complexity and value. The impact of the transfer pricing methodology is recorded in receivable from affiliates on the statement of financial condition.

The Company maintains its bank accounts with affiliates of the Parent, which are included in Cash on the Statement of Financial Condition.

The Company reimburses the Parent for taxes paid on behalf of the Company in accordance with a tax-sharing agreement.

## (6) Net Receivable from Clearing Broker

Net receivable from clearing broker at December 31, 2020 represents cash on deposit with clearing broker and receivable for transactions pending settlement related to the Company's principal trades, and consist of the following:

| | Receivable | Payable | Total |
|---|---|---|---|
| Cash | $ 98,549,507 | (735,804) | 97,813,703 |
| Security transactions pending settlement | 237,266 | (100,001) | 137,265 |
| Total | $ 98,786,773 | (835,805) | 97,950,968 |

In addition, the other receivables amount on the statement of financial condition also contains $5,398,484 of net amounts due from clearing broker related to commission revenues and expenses related to customers' securities and mutual fund 12B-1 fees.

## (7) Securities Owned, at Fair Value

Securities owned, at fair value as of December 31, 2020 consist of the following:

| | Securities owned at fair value |
|---|---|
| Corporate debt securities | $ 537,105 |
| Government bonds, agency, and municipal obligations | 1,402 |
| Total | $ 538,507 |

## (8) Allowance for Credit Losses

The Company's assets and off-balance-sheet credit exposure subject to the reserving methodology under ASU 2016-13 include primarily cash deposit with other financial institutions, receivables, and certain indemnifications provided by the Company to third parties.

The following table provides information regarding changes in the total allowance for credit losses during the year ended December 31, 2020:

| | Other financial assets | Off-balance sheet | Allowance for credit losses |
|---|---|---|---|
| Balance at December 31, 2019 | $ — | $ — | $ — |
| Cumulative effect adjustment | 13,145 | 98,067 | 111,212 |
| Balance at January 1, 2020 | 13,145 | 98,067 | 111,212 |
| Provision for credit losses | 35,802 | (87,400) | (51,598) |
| Balance at December 31, 2020 | $ 48,947 | $ 10,667 | $ 59,614 |

As of December 31, 2020, the Northern Trust Corporation, and ultimately the Company, employed multiple scenarios over a reasonable and supportable period of two years to project future conditions. The reversion to historical loss experiences was performed on a straight-line basis over four quarters.

The allowance estimate is sensitive to changes in the amount of credit exposure and macroeconomic forecasts. Increases in the amount of credit exposure will increase the reserve, all else being equal. Similarly, deteriorating projections for macroeconomic conditions will also result in an increase of the allowance.

The current year decrease in the provision for credit losses was mostly driven by improved projected economic conditions.

## (9) Employee Benefits

The employees of the Company are covered by the Parent's noncontributory defined-benefit pension plan (the Plan). The annual contribution rate is fixed by the Parent and provides for funding of the Plan and the cost of administration of the Plan. The employees of the Company are pooled with the employees of the Parent and affiliates for the purposes of the actuarial valuation. Therefore, the amount of accumulated pension benefits related specifically to the Company is not available.

Employees retiring under the provisions of the Plan may be eligible for postretirement healthcare coverage. The Company also provides for certain benefits after employment but before retirement. These benefits may be subject to deductibles, copayment provisions, and other limitations, and the provisions may be changed at the discretion of the Parent. Furthermore, the Parent reserves the right to terminate these benefits at any time. The employees of the Company are pooled with employees of the Parent and affiliates for purposes of actuarial valuation with regard to postretirement benefits other than pensions and postemployment benefits. Therefore, the amount of the benefit obligation related specifically to the Company is not available.

## (10) Fixed Assets

A summary of Fixed Assets is presented below:

| | Original cost | Accumulated depreciation and amortization | Net book value |
|---|---|---|---|
| Office equipment | $ 79,423 | 79,423 | — |
| Software | 1,014,696 | 578,592 | 436,104 |
| Total Fixed Assets | $ 1,094,119 | 658,015 | 436,104 |

## (11) Income Taxes

Deferred taxes result from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities. Deferred compensation is the most significant temporary difference. Net deferred tax assets were $1,065,987 at December 31, 2020. No valuation allowance related to deferred tax assets has been recorded at December 31, 2020, as management believes it is more likely than not that the deferred tax assets will be fully realized.

## (12) Fair Value Measurements

Fair value under GAAP is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date.

### *Fair Value Hierarchy*

The following describes the hierarchy of valuation inputs (Level 1, 2, and 3) based on the extent to which the inputs are observable in the marketplace.

Level 1 – Quoted active market prices for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 – Valuation techniques in which one or more significant inputs are unobservable in the marketplace.

Observable inputs reflect market data obtained from sources independent of the reporting entity; unobservable inputs reflect the entity's own assumptions about how market participants would value an asset or liability based on the best information available. GAAP requires an entity measuring fair value to maximize the use of observable inputs and minimize the use of unobservable inputs and establishes a fair value hierarchy of inputs. Financial instruments are categorized within the hierarchy based on the lowest level input that is significant to their valuation.

Securities owned consist entirely of corporate debt securities, government bonds, agency and municipal obligations that are not actively traded and the fair values of which are determined by external pricing vendors. These securities are all classified within Level 2 of the fair value hierarchy.

Securities are measured at fair value on a recurring basis. Assets, consisting of Securities owned, totaled $538,507 at December 31, 2020 and all such securities were classified as Level 2. All Level 2 securities are valued using external pricing vendors.

## (13) Off-Balance Sheet Risk and Concentration of Credit

Customer transactions generally settle three business days after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price. As an introducing broker with customers throughout the United States, but primarily in the Midwest, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer cash and margin accounts introduced by the Company. To minimize its risk related to the indemnification agreement, the Company adjusts the amount of the margin required commensurate with the level of risk associated with the customers' underlying positions. If necessary, the Company may liquidate certain positions in order to satisfy minimum margin requirements. Management believes that the margin deposits held at December 31,

2020 are adequate to mitigate the risk of material loss. For the year ended December 31, 2020, no indemnity payments were made to the clearing broker-dealer.

In the normal course of its business, the Company enters into long- and short-security positions. The risk of potential loss due to changes in the market may exceed the amounts recorded for such short security transactions.

The securities owned by the Company are primarily corporate debt securities and government bonds, agency, and municipal obligations. The largest position of any single issuer at December 31, 2020 was a Corporate debt security in the amount of $200,002.

In addition to the clearing broker, the Company also indemnifies and guarantees certain other service providers, such as executing brokers, banks, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

## (14) Legal Proceedings

From time to time the Company is a defendant in legal proceedings incidental to its securities business. Management of the Company, after consultation with legal counsel, believes the resolution of these various matters will not result in any material adverse effect on the financial position or results of operations of the Company.

## (15) Cash Segregated under Federal and Other Regulations

Cash of $2,999,330 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

## (16) Goodwill and Intangible Asset

Goodwill and an intangible asset resulted from the Company's participation in the May 2016 acquisition of Aviate Global LLP (Aviate), an institutional brokerage firm, by Northern Trust Corporation. The acquisition is subject to certain performance-related adjustments over a three-year period after the acquisition date.

### *(a) Goodwill*

The Company has recorded goodwill to the extent that the purchase price of the acquisition exceeded the fair value of the net identifiable tangible and intangible assets of the acquired business. The

Company's policy is to test goodwill for impairment on at least an annual basis, or whenever events and circumstances indicate that the carrying value may not be recoverable.

*(b)* ***Intangible Asset, net***

The Company has recorded an intangible asset for a specifically identified intangible asset that was acquired in the acquisition. Intangible assets that are determined to have a definite life are amortized on a straight-line basis over the determined life of the respective asset. The Company's policy is to test identified intangible assets for impairment on at least an annual basis, or whenever events and circumstances indicate that the carrying value may not be recoverable.

The gross carrying amount and accumulated amortization as of December 31, 2020 relating to goodwill and the intangible asset acquired as part of the transaction are as follows:

| | | Original cost | Accumulated amortization | Net book value |
|---|---|---|---|---|
| Goodwill | $ | 1,637,674 | — | 1,637,674 |
| Client Relationship Asset | | 942,000 | 517,163 | 424,837 |
| Goodwill and Other Intangible Assets | $ | 2,579,674 | 517,163 | 2,062,511 |

## (17) Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum "net capital." The Company has elected to compute its net capital under the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined, and any additional capital requirements for resale agreements.

The Company had, as calculated under Rule 15c3-1, the following:

| | At December 31, 2020 | |
|---|---|---|
| Net capital | $ | 98,781,599 |
| Net capital in excess of the $250,000 requirement | $ | 98,531,599 |
| Net capital ratio | | 0.1:1 |

The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii), and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities were limited to 1) referring securities transactions to other broker-dealers; and 2) participating in distributions of securities (other than firm commitment underwritings). As permitted by this exemption, the Company maintains an account for the exclusive benefit of customers whereby it maintains at all times monies that equal or exceed its requirements to provide commission rebates to customers. At December 31, 2020 payable to customers consisted of commission recapture payables of $10,759 and soft

dollar payables of $1,039,304 and maintained $2,999,330 in the account for the exclusive benefit for customers.

## (18) Subsequent Events

The Company performed an evaluation of subsequent events through the date the financial statements were issued, and determined that there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements other than items described above as of December 31, 2020.